Exhibit 3.2

AMENDMENT NO. 1

AMENDED AND RESTATED BYLAWS

OF

VERSO CORPORATION

Section 3.4 and Section 9.1 of the Amended and Restated Bylaws of Verso Corporation effective July 15, 2016 (the “Bylaws”), are hereby amended in their entirety, effective February 18, 2020, to provide as set forth below. Except as specifically set forth below, the Bylaws remain unchanged and in full force and effect.

Article III
DIRECTORS

3.4               Resignations and Removals of Directors. Any director of the Corporation may resign from the Board or any committee thereof at any time, by giving notice in writing or by electronic transmission to the Chairman of the Board, the President or the Secretary of the Corporation and, in the case of a committee, to the chairman of such committee, if there be one. Such resignation shall take effect at the time therein specified or, if no time is specified, immediately. Unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective. Except as otherwise required by law or the Certificate of Incorporation and except for any Preferred Stock Director, any director or the entire Board may be removed from office at any time, either with or without cause, only by the affirmative vote of the holders of at least a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote in the election of directors, voting together as a single class. Any director serving on a committee of the Board may be removed from such committee at any time by the Board.

Article IX
Amendments

9.1               Amendments. In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, the Board shall have the power to adopt, amend, alter or repeal these Bylaws by the affirmative vote of a majority of the entire Board (assuming no vacancies). The Corporation’s Bylaws may also be adopted, amended, altered or repealed by the affirmative vote of at least a majority of the voting power of the Corporation’s issued and outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.